                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 11-K


ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

         For the fiscal year ended December 31, 1998

                                       Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

         For the transition period from _____________ to ___________

         Commission file number ____________________________________

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    THE EATON WAUWATOSA UNION PLAN AND TRUST

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Eaton Corporation, 1111 Superior Avenue,
                  Cleveland, Ohio  44114-2584

Exhibit

      The following exhibit is filed herewith:

            Exhibit No.

               (23)  Consent of Independent Auditors           11

                                   SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                              (Name of Plan)
                                        THE EATON WAUWATOSA UNION PLAN
                                        AND TRUST

Date: June 28, 1999                      By: Eaton Corporation Pension
                                             Administration Committee


                                         By: /s/ S. J. Cook
                                             ---------------------------
                                                    (Signature)
                                           S. J. Cook
                                           Vice President-Human Resources
                                           Eaton Corporation

                       Audited Financial Statements
                       and Supplemental Schedules

                       EATON WAUWATOSA UNION
                       PLAN AND TRUST

                       PLAN NUMBER:  153


                       DECEMBER 31, 1998 AND 1997

                       PLAN SPONSOR
                       Eaton Corporation
                       Eaton Center
                       Cleveland, Ohio  44114

                       Employer Identification Number:  34-0196300


                       PLAN ADMINISTRATOR
                       Eaton Corporation
                       Corporate Compensation and Organization Committee Eaton Center
                       Cleveland, Ohio  44114
                       (216) 523-5000

                         Report of Independent Auditors


Corporate Compensation and Organization Committee of
   Eaton Corporation
Eaton Wauwatosa Union Plan and Trust


We have audited the accompanying statements of net assets available for benefits of the Eaton Wauwatosa Union Plan and Trust as of December 31, 1998 and 1997 and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Cleveland, Ohio
June 11, 1999

                      EATON WAUWATOSA UNION PLAN AND TRUST

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                DECEMBER 31, 1998


                                         Prism                   Victory     Victory                  Eaton
                                         Money                  Government Diversified   Victory     Common
                                         Market   Prism Magic    Mortgage     Stock      Growth      Shares
                                          Fund       Fund          Fund       Fund        Fund        Fund          Total
                                     ----------------------------------------------------------------------------------------
ASSETS
Investments:
   Eaton Corporation Common Shares                                                                   $236,593      $236,593
   Mutual funds                                                 $31,519     $297,697    $210,969                    540,185
   Common/collective trust              $9,866     $27,813                                                           37,679
   Other investments                                                                                      521           521
                                     ----------------------------------------------------------------------------------------
Total investments                        9,866      27,813       31,519      297,697     210,969      237,114       814,978

Receivables:
   Interest receivable                                                                                      7             7
                                     ----------------------------------------------------------------------------------------
Total assets                             9,866      27,813       31,519      297,697     210,969      237,121       814,985
                                     ----------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS       $9,866     $27,813      $31,519     $297,697    $210,969     $237,121      $814,985
                                     ========================================================================================


See notes to financial statements.

                                EATON CORPORATION
                      EATON WAUWATOSA UNION PLAN AND TRUST

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                DECEMBER 31, 1997


                                         Prism                   Victory     Victory                 Eaton
                                         Money                  Government Diversified    Victory    Common
                                         Market   Prism Magic    Mortgage     Stock       Growth     Shares
                                          Fund       Fund          Fund       Fund         Fund       Fund          Total
                                    ------------------------------------------------------------------------------------------
ASSETS
Investments:
   Eaton Corporation Common Shares                                                                   $305,860      $305,860
   Mutual funds                                                  $24,770    $231,629     $139,737                   396,136
   Common/collective trust              $10,516     $38,498                                                          49,014
   Other investments                                  2,062        2,160       3,225         3,210      3,985        14,642
                                    -----------------------------------------------------------------------------------------
Total investments                        10,516      40,560       26,930     234,854       142,947    309,845       765,652

Receivables:
   Interest receivable                                                                                      8             8
                                    -----------------------------------------------------------------------------------------
Total assets                             10,516      40,560       26,930     234,854       142,947    309,853       765,660
                                    -----------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS       $10,516     $40,560      $26,930    $234,854      $142,947   $309,853      $765,660
                                    =========================================================================================


     See notes to financial statements.

                                EATON CORPORATION
                      EATON WAUWATOSA UNION PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                          YEAR ENDED DECEMBER 31, 1998


                                         Prism                   Victory       Victory                      Eaton
                                         Money                  Government   Diversified     Victory       Common
                                         Market   Prism Magic    Mortgage       Stock        Growth        Shares
                                          Fund       Fund          Fund         Fund          Fund          Fund          Total
                                     ----------------------------------------------------------------------------------------------

ADDITIONS
Employee contributions                             $  4,200       $ 1,844       $ 24,941     $ 16,388      $ 28,201      $ 75,574
Interest                                                  3                           15            9            91           118
Dividends                                                           1,585         56,355       15,046         5,866        78,852
                                     ----------------------------------------------------------------------------------------------
Total additions                                       4,203         3,429         81,311       31,443        34,158       154,544

DEDUCTIONS
Distributions to participants           $  2,413      7,841         2,245         24,029       18,384        29,198        84,110
Fees and expenses                                                                                               678           678
                                     ----------------------------------------------------------------------------------------------
Total deductions                           2,413      7,841         2,245         24,029       18,384        29,876        84,788

Net realized and unrealized
   appreciation (depreciation)
   in fair value of investments              475      1,679           174           (783)      40,022       (61,998)      (20,431)

Net interfund transfers                    1,288    (10,788)        3,231          6,344       14,941       (15,016)
                                     ----------------------------------------------------------------------------------------------
Net (decrease) increase                     (650)   (12,747)        4,589         62,843       68,022       (72,732)       49,325
Net assets available for benefits
   at beginning of year                   10,516     40,560        26,930        234,854      142,947       309,853       765,660
                                     ----------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS AT
   END OF YEAR                          $  9,866   $ 27,813       $31,519       $297,697     $210,969      $237,121      $814,985
                                     ==============================================================================================


     See notes to financial statements.

                                EATON CORPORATION
                      EATON WAUWATOSA UNION PLAN AND TRUST

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997

A.  SIGNIFICANT ACCOUNTING POLICIES

Investments are stated at fair value as measured by quoted prices in active markets except for the Prism Money Market Fund and Prism Magic Fund, for which the investments are stated at fair value as determined by the trustee.

The cost of shares sold for mutual funds and Eaton Common Shares Fund is based upon the average cost of each participant's shares sold for purposes of determining realized gains and losses.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

B.  DESCRIPTION OF THE PLAN

Effective January 1, 1994, Eaton Corporation ("the Company" or the "Plan Sponsor") established a 401(k) profit sharing plan and trust to be known as Eaton Wauwatosa Union Plan and Trust (the "Plan").

The Plan provides that all union employees of the Wauwatosa, Wisconsin Plant will be eligible for membership in the Plan on the date at which the employee has completed one year of service with the Company. The employee must also be at least 21 years of age to enter into the Plan.

Eligible employees may elect to make before-tax contributions from 1 to 15 percent of their compensation. Contributions are allocated by the employee to the six investment funds:

                 Fund                              Description                        Sponsor
---------------------------------------- --------------------------------- --------------------------------

Prism Money Market Fund                  Money Market Instruments          Key Bank
Prism Magic Fund                         Insurance Company Contracts       Key Bank
Victory Growth Fund                      Long Term Growth Stocks           Victory Broker Dealer Services
Victory Government Mortgage Fund         U.S. Government Securities        Victory Broker Dealer Services
Victory Diversified Stock Fund           Diversified Stocks                Victory Broker Dealer Services
Eaton Common Shares Fund                 Company Stock                     Eaton Corporation


                                EATON CORPORATION
                      EATON WAUWATOSA UNION PLAN AND TRUST

                    NOTES TO FINANCIAL STATEMENTS--CONTINUED

B.  DESCRIPTION OF THE PLAN--CONTINUED

Each participant's account is credited with the participant's contribution and an allocation of the Plan's earnings and administrative expenses. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants are immediately vested in their contributions plus actual earnings thereon. On termination of service a participant is eligible to receive a lump-sum amount equal to the value of his account.

All administrative and transaction costs, management fees and expenses of the Plan shall be paid by the trustee from the trust unless such costs, fees and expenses are paid by the Company.

The Company may amend, modify, suspend or terminate the Plan. No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of members or their beneficiaries.

Information about the Plan is contained in the Plan Document, which is available from the Human Resources Department upon request.

C.  INVESTMENTS

Key Trust Company of Ohio, N.A., trustee of the plan, holds the Plan's investment assets and executes investment transactions.

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

                                               DECEMBER 31
                                           1998            1997
                                      ---------------------------------

Prism Magic Fund                         $ 27,813        $ 38,498
Victory Diversified Stock Fund            297,697         231,629
Victory Growth Fund                       210,969         139,737
Eaton Corporation Common Shares           236,593         305,860

                                EATON CORPORATION
                      EATON WAUWATOSA UNION PLAN AND TRUST

                    NOTES TO FINANCIAL STATEMENTS--CONTINUED

D.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                            DECEMBER 31,
                                                                1997
                                                        ---------------------

Net assets available for benefits per the financial
   statements                                                 $765,660
Amounts allocated to withdrawing participants                  (13,707)
                                                        ---------------------

NET ASSETS AVAILABLE FOR BENEFITS PER FORM 5500               $751,953
                                                        =====================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                         YEAR ENDED
                                                        DECEMBER 31,
                                                            1998
                                                      -------------------

Benefits paid to participants per the financial
   statements                                              $ 84,110
Less: Amounts allocated to withdrawing
   participants at December 31, 1997                        (13,707)
                                                      -------------------

BENEFITS PAID TO PARTICIPANTS PER FORM 5500                $ 70,403
                                                      ===================

Amounts allocated to withdrawing participants were recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1997, but paid in 1998.
                                       7

                                EATON CORPORATION
                      EATON WAUWATOSA UNION PLAN AND TRUST

                    NOTES TO FINANCIAL STATEMENTS--CONTINUED

E.  INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated December 23, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC, and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

F.  TRANSACTIONS WITH PARTIES-IN-INTEREST

Party-in-interest transactions included the investment in the special funds of the trustee and the payment of administrative expenses. Such transactions are exempt from being prohibited transactions.

G.  YEAR 2000 ISSUE (UNAUDITED)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by mid-1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

For the second phase of the project, Plan management established communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they will be year 2000 compliant by mid-1999. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have an impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.

                                EATON CORPORATION
                      EATON WAUWATOSA UNION PLAN AND TRUST

                        EIN: 34-0196300 PLAN NUMBER: 153

     FORM 5500, LINE 27(A)--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1998


                                                           Description of                        Current
                    Identity of Issue                        Investment            Cost           Value
  ------------------------------------------------------------------------------------------------------------

  Interest in certain investment arrangements:
* Key Bank:
     Prism Magic Fund                                         2,164 units           $ 23,787       $ 27,813

     Money Market Fund                                          521 units                521            521

     Prism Money Market Fund                                    824 units              8,761          9,866

     Victory Government Mortgage Fund                         2,850 shares            30,650         31,519

     Victory Diversified Stock Fund                          18,130 shares           277,904        297,697

     Victory Growth Fund                                      9,314 shares           138,415        210,969

  Common Stock:
*    Eaton Corporation                                        3,347 shares           197,715        236,593
                                                                              --------------------------------
                                                                                    $677,753       $814,978
                                                                              ================================


* Indicates a party-in-interest to the Plan.

                                Eaton Corporation
                         Wauwatosa Union Plan and Trust

                        EIN: 34-0196300 Plan Number: 153

           Form 5500, Line 27(d)--Schedule of Reportable Transactions

                          Year Ended December 31, 1998

                                                                                 Current
                                                                                  Value
                                                                               of Asset on
                                           Purchase     Selling      Cost of   Transaction
       Description of Asset                  Price       Price        Asset        Date        Net Gain
-------------------------------------------------------------------------------------------------------

CATEGORY (i)--SINGLE TRANSACTION IN EXCESS OF 5% OF PLAN ASSETS

*  Key Bank:
       Victory Diversified Stock Fund      $ 49,015                 $  49,015    $ 49,015

CATEGORY (iii)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

*  Key Bank:
       Employee Benefits Money Market Fund  128,681                   128,681     128,681
                                                       $142,802       142,802     142,802

       Victory Diversified Stock Fund        87,481                    87,481      87,481
                                                         20,630        16,703      20,630       $ 3,927

       Victory Growth Fund                   45,455                    45,455      45,455
                                                         14,245         9,579      14,245         4,666

*  Eaton Common Shares Fund                  30,771                    30,771      30,771
                                                         38,040        28,322      38,040          9,718


There were no category (ii) or (iv) reportable transactions during the year ended December 31, 1998.

* Indicates a party-in-interest to the Plan.